

Mail Stop 3561

December 21, 2007

Jan Phillipe Eiras
Chief Executive Officer
North American Food and Beverage Corp.
4600 Touchton Road
Building 100, Suite 150
Jacksonville, FL 32246

> **Re:** **North American Food and Beverage Corp.**
> **Registration Statement on Form SB-2**
> **Filed November 20, 2007**
> **File No. 333-147526**

Dear Mr. Eiras:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As of September 20, 1007, the company had outstanding shares of 8,739,540 and at least 1,000,000 shares or 11.4% of which are being offered in this registration statement for resale by an affiliate of the company, Christopher J. Eiras. Generally, we view resale transactions by parties related to the issuer of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur

"at the market," the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an "at the market" offering by this affiliate is not permissible. Your offering should be revised to price the shares being offered by the affiliate for the duration of the offering and the affiliate should be named as an underwriter throughout the prospectus. Please revise your prospectus in all appropriate places accordingly.

2.	We note that company's name on the front of the registration statement, "North American Food and Beverage Corp.," is different than "East Coast Beverage Corp.," the name under which the registration statement is filed on EDGAR. Please contact the office of EDGAR support to correct any discrepancy.

3.	Please discuss in the prospectus whether the company is a party to any pending legal proceedings. See Item 103 of Regulation S-B.

Outside Back Cover Page of the Prospectus

4.	Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-B.

Prospectus Summary, page 2

5.	Please briefly describe the business of the company between 1988 and September 2007.

6.	Please provide a summary financial table.

Risk Factors, page 3

7.	Please add a risk factor addressing the company's going concern problem. Please discuss how the company has suffered losses from operations and has a negative net worth. See Item 503(c)(1) of Regulation S-B.

8.	If applicable, please include a risk factor regarding the company's ability to meet its future obligations.

9.	Add a risk factor addressing the possibility that your officers, directors, or principal owners could lose their qualification with the Alcohol and Tobacco Tax and Trade Bureau and the effect that this loss would have on your business.

10.	Please add a risk factor discussing risks attendant to the trend among brand suppliers to increasingly request that distributors be responsible for costs formerly undertaken by brand suppliers, as mentioned on page 15.

11.	Please include a risk factor addressing your ongoing disputes with creditors over the amount outstanding in your debt obligations, as mentioned on page F-12.

12.   Please include a risk factor discussing the potential harms to your business that may result from your failure to pay income and employment taxes and your failure to make payments to the Internal Revenue Service pursuant to your I.R.S. installment agreement.

13.   Please include a risk factor that discusses the senior rights that preferred stockholders have to common stockholders, e.g., dividends.

14.   We note that the company's preferred stock is convertible into common stock. Please add a risk factor that discusses the possible dilution to the common stockholders upon the conversion of the preferred stock into common stock. Also consider the dilutive effect that the outstanding warrants could have upon common stockholders.

15.   Please include a risk factor regarding conflicts of interest since a substantial amount of your business is with companies that are controlled by your officers.

Market for Common Stock, page 4

16.   Within the Market for Common Stock section, disclose that the registration of your securities was revoked by the Securities and Exchange Commission, the date of the revocation, and the reason for the revocation.

17.   Please disclose the periods over which your company did not make any required filings with the Securities and Exchange Commission.

18.   Please disclose if there is a public trading market for your securities as required by Item 201(a)(1) of Regulation S-B.

19.   Please disclose in this section, the amount of common stock that is subject to outstanding warrants or securities convertible into common equity of the company as required by Item 201(a)(2)(i) of Regulation S-B.

20.   Please disclose the amount of common stock that could be sold pursuant to Rule 144 under the Securities Act or that the registrant has agreed to register for sale by the security holders as required by Item 201(a)(2)(ii) of Regulation S-B.

21.   Please give the approximate number of holders of record of each class of common equity as required by Item 201(b) of Regulation S-B.

Management's Discussion and Analysis and Plan of Operation, page 6

22.   We believe your MD&A section could benefit from expanded "Overview" sections that offer investors an introductory understanding of North American Food and Beverage Corp. and the matters with which management is concerned

primarily in evaluating the company's financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company's primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-K.

23. Revise to discuss the financial condition, changes in financial condition and results of operations for Liquor Group Wholesale, Inc. for the years ended December 31, 2006, December 31, 2005, and the nine months ended September 30, 2007 and 2006 based upon the retroactively consolidated financial statements of Liquor Group Wholesale, i.e., as if its "takeover" of LGH occurred on January 1, 2005. Please conform your presentation to Item 303(b) of Regulation S-B.

Business, page 6

Background, page 6

24. Please disclose to clarify the "acquisitions" referenced in the last sentence of page six.

25. Disclose in greater detail the circumstances of the olive oil agreement with Royal Brokerage Group.

26. Please explain the statement that "we began to look for a privately held corporation which would be interested in a merger to take advantage of our net operating losses."

Acquisition of Liquor Group Wholesale, page 7

27. Please describe in more detail the business combination between the company and Liquor Group Wholesale. See Item 101(a)(3) of Regulation S-B. Please discuss how and when the previous control persons or their affiliates of Liquor Group Wholesale and/or Liquor Group Holdings were introduced to the previous management or control persons of North America Beverage Corp. Please describe all agreements between the previous control persons or affiliates of the Liquor Group companies and the previous management or control persons of North America Beverage Corp. Please disclose the principal terms of the combination, name the parties negotiating the combination, disclose the method

used in determining the acquisition price, name any third parties that were involved in the combination and the compensation paid to them, and disclose the effects of the acquisition on the management and control persons of North American Food and Beverage. Describe whether any control persons of North American Food and Beverage received cash consideration in connection with the change in control and/or business combination. Also, disclose whether finders' fees or consulting agreements were provided as part of the share exchange. Please file all agreements relating to the combination as exhibits.

28. Please clearly disclose whether the company acquired all of the issued and outstanding common stock of Liquor Group Wholesale.

29. In the table on page nine, please disclose the total amount of shares of common stock currently outstanding.

30. Please explain the reasons for the "Shares returned to treasury and cancelled."

31. Please explain "Shares which may be issued in the future: 9,504,557."

32. We note that the company has warrants outstanding. Please ensure to include the common stock underlying such warrants in the "Principal Shareholders" section as required by Item 403 of Regulation S-B.

Business of LGW, page 10

33. Please disclose to explain how the beverage market is "ripe for up and coming alcohol beverage distribution companies."

34. Please disclose how your company in particular has the "resources, innovative processes and know-how to capitalize on such opportunities." Reconcile any such claims with the difficulties that your company has had in the past, including the company's product assembly and demonstration venture, the company's bottled coffee drink venture, the company's bankruptcy, and the company's olive oil arrangement with Royal Brokerage Group.

35. Please disclose the sources for any industry statistics cited in this section and throughout the document.

36. Provide facts to support your assertion that "the liquor industry as a whole has shown remarkable resilience to economic downturns relative to other industries." Include the sources of the information you provide.

Brand Suppliers and Products, page 11

37.   Please disclose the names of principal suppliers as required by Item 101(b)(5) of
        Regulation S-B.

Marketing and Sales, page 13

38.   The section on Marketing and Sales is vague and relies heavily on technical
        business terminology. Please revise this section to explain these terms in plain
        English. See Rule 421 of Regulation C. For example, but without limitation, the
        sentence "[t]his trade focused strategy is implemented through a performance
        based compensation structure that aligns the goals of the customer and supplier
        with internal profitability" is vague and unclear.

Government Regulation, page 15

39.   With an eye towards clarity and plain English, please revise to more clearly
        explain how your company fits between "Tier 1" and "Tier 2."

40.   Disclose the procedures for maintaining qualification under the Alcohol and
        Tobacco Tax and Trade Bureau, as required for your officers, directors, or
        principal owners.

Management, page 16

41.   Please disclose the nature of Mr. Erias' acquisition of Urban Brand Spirits and the
        date of such acquisition. Also disclose the date in which Mr. Erias became the
        sole owner of Orchid Vineyards. In addition, disclose any executive positions he
        has held with any of the acquired companies and/or Orchid Vineyards along with
        the dates he has held such positions.

42.   Please describe the amount of hours per week each officer will spend on the
        company's affairs.

43.   Please identify each director that is independent and other disclosure required by
        Item 407(a) of Regulation S-B.

Executive Compensation, page 17

44.   Please reconcile the disclosure of "40 hours per week" in the table on page 18
        with the disclosure in the last risk factor on page four that "our officers plan to
        devote only a portion of their time to our business."

Transactions with Related Parties, page 19

45.   We note that C.J. Eiras owns Happy Vodka Corporation. In the Related Party

Transactions section, please disclose the approximate dollar value of the amount involved in all transactions with Happy Vodka Corporation and the approximate dollar value of the amount of C.J. Eiras' interest in each transaction. In doing so, compute the amount without regard to the amount of profit or loss. See Item 404(a) of Regulation SB.

Principal Shareholders, page 19

46.   Please disclose whether the Series A preferred stock has any voting rights. If such preferred stock has voting rights, please revise the table to separate the "percent of class" of the common stock from the Series A preferred stock. See Item 403(a) of Regulation S-B. If such preferred stock does not have any voting rights, please explain why such securities are included in the table or remove.

47.   In the table on page 20, we note footnote (1) states that, "Assumes all Series A preferred shares are converted into shares of our common stock." Please disclose the assumed amount of preferred stock that was converted and the assumed amount of common stock in which the preferred was converted into. In a footnote to the table, for each beneficial owner, please disclose the amount of common stock in the table in which the listed beneficial owner has the right to acquire within 60 days from conversion. See Instruction 1 to Item 403 of Regulation S-B.

48.   As you note, C.J. Eiras is the control person of Vigor Holding Company. Thus C.J. Eiras would have voting and investment power over all the company's securities held by Vigor Holding Company. Therefore, all of the company's securities of the same class beneficially owned by Eiras, regardless of the form that such beneficial ownership takes, shall be totaled in calculating the number of shares beneficially owned by him. See Instruction 5 to Item 403 of Regulation S-B. Please revise the table accordingly.

49.   Please disclose whether the table includes common stock in which the listed beneficial owner has the right to acquire within 60 days from the exercise of warrants. See Instruction 1 to Item 403 of Regulation S-B.

Selling Shareholders, page 21

50.   Please include all the shares beneficially owned by Christopher J. Eiras and explain his beneficial ownership in a footnote to the table.

51.   Please disclose the total amount being offered by Arnold Rosen. See Item 507 of Regulation S-B.

52.   Please disclose any position, office or other material relationship in which any of the selling security holders has had with the company within the past three years as required by Item 507 of Regulation S-B.

Description of Securities, page 23

53.   Please include a subsection that describes the outstanding warrants.

Common Stock, page 23

54.   We note your statement that "[a]ll outstanding shares of common stock are fully paid and non-assessable." The statement that the outstanding common shares are "fully paid and nonassessable" is a legal conclusion that the company is not qualified to make. Please appropriately attribute this statement to counsel, as it is used in this section.

Preferred Stock, page 24

55.   For the outstanding Series A preferred stock, please describe any voting and liquidation rights as well as redemption or sinking fund provisions. See Item 202(a)(2) of Regulation S-B.

Available Information, page 35

56.   Please disclose whether the company will voluntarily send an annual report to security holders and whether the report will include audited financial statements. Also disclose whether the company files reports with the Securities and Exchange Commission. See Item 101(c)(1) of Regulation S-B.

Financial Statements, page F-1

57.   We note that you are accounting for the transaction between Liquor Group Wholesale and Liquor Group Holding on a prospective basis, i.e. from September 1, 2007 forward. Since CJ Eiras controlled both companies at the time of the transaction, it appears to us that it should be accounted for by Liquor Group Wholesale as a transaction between entities under common control and that the financial statements of the two entities should be retroactively consolidated for all periods as if the transaction occurred on January 1, 2005 (although retained earnings of Liquor Group Holding from inception should be brought forward). Refer to the guidance of paragraphs D11-D14 of SFAS 141 and revise to include financial statements for all required periods.

58.   Disclose in a note how the common control merger and reverse acquisition have been presented in the financial statements and disclose the accounting as well.

59.   A change in accountants always occurs as a result of a reverse acquisition unless the same accountant audited the financial statements of the shell and the operating company prior to the merger. The accountant who will no longer be associated

with the combined entity is considered the predecessor auditor. Please revise to provide the Item 304 disclosures in the registration statement as applicable.

Notes to the Financial Statements For the Years Ended December 31, 2006 and 2005

Note 8 – Subsequent Events, page F-15

60.   We note your disclosure indicating the SEC conducted its administrative proceedings against the Company in January 2007. Please expand your disclosures to specifically indicate why your registration was revoked.

Part II

Item 26. Recent Sales of Unregistered Securities

61.   For each transaction, please describe in more detail the facts relied upon to make the exemption available as required by Item 701(d) of Regulation S-B. For example, for those transactions in which the issuer relied upon Section 4(2) of the Securities Act, please describe whether not there was any general solicitation in connection with the offer or sale and whether investors had access to information; and for securities sold pursuant Section 3(a)(9), please describe whether any commission or other remuneration was paid or given directly or indirectly for soliciting such exchange.

62.   For each transaction listed in Group C, please include the date in which the securities were sold as required by Item 701(a) of Regulation S-B.

Exhibits

63.   Please file all material contracts as required by Item 601(b)(10) of Regulation S-B. For example, if applicable, please include those contracts between the company and businesses that are controlled by officers of the company.

64.   In addition to the bylaws, if applicable, please file as an exhibit all instruments that define the rights of holders of common stock.

65.   Please revise your legality opinion to indicate that the opinion opines upon Colorado law including the statutory provisions, all applicable provisions of the Colorado Constitution and all reported judicial decisions interpreting those laws.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

                           Sincerely,

                           John Reynolds
                           Assistant Director

cc: William T. Hart, Esq.
        Fax (303) 839-5414